Filed by FinTech Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp.

Commission File No.: 001-36846

This filing relates to a proposed business combination involving FinTech Acquisition Corp. and FTS Holding Corporation.

On June 21, 2016, FinTech Acquisition Corp. and FTS Holding Corporation made the following presentation available to certain investors.

Lender Presentation June 2016

Disclaimer

Forward Looking Statements

This investor presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements concerning the timing of the proposed merger (the "Merger") of FTS Holding Corporation ("CardConnect") with and into a wholly-owned subsidiary of FinTech Acquisition Corp. ("FNTC"); the business plans, objectives, expectations and intentions of the public company once the transaction is complete, and CardConnect's estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on FNTC's or CardConnect's management's current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FNTC's or CardConnect's control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of FNTC or other conditions to closing in the Merger Agreement; (3) the ability of the public entity to meet NASDAQ's listing standards following the Merger; (4) the risk that the proposed transaction disrupts current plans and operations of CardConnect as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; and (8) the possibility that CardConnect may be adversely affected by other economic, business, and/or competitive factors. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FNTC's most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov., and will also be provided in the Registration Statement and FNTC's proxy statement/prospectus when available. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and FNTC and CardConnect undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This investor presentation includes historical and projected EBITDA and Adjusted EBITDA of CardConnect, which are non-GAAP financial measures. EBITDA is calculated as earnings before interest and taxes plus depreciation and amortization, and Adjusted EBITDA is calculated as EBITDA plus M&A and consolidation expenses. CardConnect believes that these non-GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to CardConnect's financial condition and results of operations. CardConnect's management uses these non-GAAP measures to compare its performance to that of prior periods for, among other reasons, trend analyses and for budgeting and planning purposes. CardConnect believes that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CardConnect's financial measures with other peer companies, many of which present similar non-GAAP financial measures to investors. Management of CardConnect does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded in the Company's financial statements. In addition, these measures are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should not place undue reliance on these non-GAAP financial measures. We urge you to review CardConnect's audited financial statements, which will be presented in FNTC's proxy statement/prospectus to be filed with the SEC and delivered to stockholders of FNTC.

Additional Information and Where to Find It

In connection with the proposed Merger, FNTC has filed with the SEC a preliminary proxy statement/prospectus (which is included in a registration statement on Form S-4 (the "Registration Statement")). When completed, FNTC will mail a definitive proxy statement/prospectus to its stockholders in connection with FNTC's solicitation of proxies for the special meeting of FNTC stockholders to be held to approve the merger and related transactions. This investor presentation does not contain all the information that should be considered concerning the Merger. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed merger. FNTC stockholders and other interested persons are advised to read FNTC's preliminary proxy statement/prospectus, and, when available, the amendments thereto, and definitive proxy statement/prospectus, as these materials will contain important information about CardConnect, FNTC and the proposed Merger. The definitive proxy statement/prospectus will be mailed to stockholders of FNTC as of a record date to be established for voting on the Merger and related transactions. Stockholders can also obtain copies of the proxy statement/prospectus and any other documents filed with the SEC incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC's Internet site at http://www.sec.gov, or by directing a request to: FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019, attention: James J. McEntee, III.

Participants in the Solicitation

FNTC and its directors and officers may be deemed participants in the solicitation of proxies of FNTC's stockholders with respect to the approval of the Merger. Information regarding the Company's directors and officers and a description of their interests in FNTC is contained in FNTC's annual report on Form 10-K for the fiscal year ended October 31, 2015, which was filed with the SEC, is also contained in the Registration Statement on Form S-4 and will also be contained in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC's website or by directing a request to the Company as described above under "Additional Information and Where to Find It."

2

cardconnect.

3 Table of Contents I. Executive Summary II. Company Overview III. Industry Overview IV. Financial Overview V. Summary of Terms and Timeline

I. Executive Summary

(1) Includes $7.5 million reserved in a cash account for the payment of cash dividends on the Series A Falcon Preferred Stock iss ued in the Equity Financing. 5 Transaction Overview Sources & Uses of Funds Sources of Funds (US$ mm) Uses of Funds (US$ mm) New Revolving Credit Facility ($30MM) -- Cash Consideration to Seller $180.0 New First-Lien Term Loan 100.0 Rollover Equity 170.0 New Second-Lien Term Loan 40.0 Debt Refinancing 62.0 Rollover Equity 170.0 Cash to Balance Sheet (1) 18.5 SPAC Equity 100.0 Estimated Transaction Fees & Expenses 17.0 PIK Preferred Equity (1) 37.5 Total Sources of Funds $447.5 Total Uses of Funds $447.5 Pro Forma Capitalization Pro Forma (US$ mm) xEBITDA % of Capitalization Cash and Cash Equivalents $18.5 New Revolving Credit Facility ($30MM) -- -- -- New First-Lien Term Loan 100.0 2.8x 22.3% Senior Debt $100.0 2.8x 22.3% New Second-Lien Term Loan 40.0 1.1x 8.9% Total Debt $140.0 4.0x 31.3% New PIK Preferred Financing 37.5 8.4% Shareholder's Equity 270.0 60.3% Total Capitalization $447.5 100.0% LTM 6/30/16E Adj. EBITDA $35.2

Sponsorship by Industry Thought Leaders

Deep Domain Expertise

FTV CAPITAL

HQ: San Francisco, CA
Founded: 1998
Total Funds Raised: $1.8bn+

Selected Portfolio Companies

VERUS

Provides merchants with payment processing services from third party payment processors

Invested 2002

Sold to Sage Group, 2006

Trustwave

Provides credit card and transaction data security solutions to banks, payment processors and merchants

Invested 2004

Sold to Singtel, 2015

FLEET ONE

Provides fuel cards and fleet management information services to trucking, commercial and government vehicle fleets

Invested 2008

Sold to Wright Express, 2012

cashstar

Provides digital gifting and incentives, delivering closed loop gift cards via digital channels

Invested 2011

credorax

End-to-end global eCommerce payments platform offering transaction processing and acquiring bank services

Invested August 2013

CLEARENT INTELLIGENT PROCESSING

Leading end-to-end payment processing platform

Invested 2015

wepay

Payment service provider focused on marketplaces, crowdfunding and SMB platforms

Invested 2015

FinTech Acquisition Corp

Management with track record of building public financial services companies

The Bancorp

Founded 2000

Virtual bank providing services to SMBs through community bank and private-label affinity group programs for organizations and institutions, including merchant card servicing.

6

cardconnect.

CardConnect: at a Glance

Pedigreed Management and Industry Thought Leaders

2006
Founded

King of Prussia, PA
Headquarters

150 *Employees*
- **40** *Sales*
- **70** *Operations*
- **40** *Technology*

60,000
Total Merchants

$17 billion
2015 Processing Volume



Jeff Shanahan
President & CEO

14+ years of experience in managing operations, leading technology development, and implementing business process automation

Former management consultant with Booz Allen Hamilton and Capgemini



Chuck Bernicker
CFO

Former Executive Director at Heartland Payment Systems

Former senior leader at Bank of America and TD Bank

Former member of the Card Operations and Risk Executive Council for Visa/USA



Patrick Shanahan
COO

Focused on growth of ISO and residual management platform

Joined CardConnect in 2008 as the Operational Manager for Aliant Financial Services

Former management consultant with Booz Allen Hamilton



Abraham Marciano
CIO

Former Head of Business Integration & Operations at Braintree

Former senior leader at eBay Enterprise



Rush Taggart
CTO

Rebuilt existing Payware and CardSecure C++ applications in Java, increasing user functionality and platform profitability

CardSecure for Java has become a leading encryption and tokenization solution

Awarded two patents in 2014



Rob Nathan
EVP, Integrated Solutions

10+ years of experience in technology consulting, operations and business development

Former consultant with PWC and FTI Consulting



Angelo Grecco
EVP, Business Development

13+ years of payment industry experience

Former President and Founder of Allied Bancard

Former VP of Operations at Allied Merchant Services



Scott Dowty
Chief Sales Officer

20+ years of experience driving rapid revenue and profit growth in the public and private sectors

Former EVP of Sales and CMO at Global Cash Access

Former executive manager at First Data

7

cardconnect.

Payment - Processing Value Chain 8

Card Payments Processing Ecosystem

History of Rapid Evolution

Steps in Typical Card Payment Transaction Flow



1
8
Buyer
Merchant Store
(eg. BestBuy)
2
7
9
10
Issuing Bank / Issuer
(eg. Bank of America)
Processor
(eg. FirstData)
Merchant
Acquirer / ISO /
Processor
5
6
4
3
Payment Card
Network

1. Cardholder uses a card as a payment mode
2. Merchant sends transaction information to the Acquirer by swiping or manually feeding card information
3. The acquirer or third party processor on acquirer's behalf sends the transaction information to the card association
4. The card association sends the transaction information to the Issuer for authorization
5. Issuing bank pays the card network once it validates the transaction (after deducting its charge)
6. Card network pays the acquirer or processors on acquirer's behalf (after deducting its charge)
7. Merchants account is credited for the transaction amount by the processor (after deducting its charge)
8. Purchase transaction is completed
9. Issuer bills the Buyer for the transaction
10. Buyer settles the bill

Key Participants

- **Merchant:** Accepts payment from the cardholder by swiping the user's card at its terminal, increasing the chance of a sale by accepting popular cards used by cardholders. *For example, retailers such as Walmart who accept these cards have higher chances of sale compared to local retailers without card processing capability*
- **Merchant Acquirer:** Distribution and sales arm of the payments industry. Provides payment processing services to the merchant, enabling him to accept payments from cardholders. Merchant acquirers own the merchant relationships, set pricing, and outsource the merchant processing (authorization, clearing, settlement, and security) to merchant processors
- **Independent Sales Organizations (ISOs):** Solicit merchant accounts on behalf of acquirers and charge a service-based fee from the acquirers. *Examples include: Cornerstone Credit Services and Bankcard Systems of Newport*
- **Third-Party Processors:** Provides transaction processing services to acquirers as they possess economies of scale and advanced technological systems for cost effective processing. In many instances, the processor is also the acquirer and competes with both acquirers and ISOs. *Examples of third-party processors include: Global Payments Inc. and First Data*
- **Payment Card Network Provider (Card Association):** Card associations, *such as Visa and MasterCard*, act as the link between the issuer bank and the acquiring bank. Validates the availability of credit or funds with the issuing bank and communicates the same to the acquiring bank

9

Source: Publicly available information

cardconnect.

10 Key Investment Highlights Transaction Merit Rationale Highly Diversified Business » CardConnect services ~ 66,000 SMB merchants » No one SMB merchant accounts for more than 1% of processing volume or a similar proportion of net revenues » Top 50 merchants account for ~6% of processing volume » The merchant base is diversified by end market, with no end market representing more than 15% of volume » CardConnect has a national platform, with no state representing more than 10% of volume » While indirect sales (ISOs) represent 85% of sales, no one ISO accounts for more than 4% of volume Favorable Industry dynamics » Attractive macro and industry dynamics with significant growth opportunities » Continued meaningful growth in debit and credit purchase volumes due to continued secular trend toward electronic payments » 9.6% annual growth in U.S. card sales projected through 2017 to reach $6.8 trillion in transaction volume Recurring and Predictable Transaction Revenue » Highly recurring revenue » The Company has a ~75% merchant retention rate and an ~85% volume retention rate, comparing favorably to industry peers » Merchants typically possess 5 year contracts with CardConnect with automatic renewals » CardConnect’s technology integrates with merchants’ software and provides valuable services and information, making the relationships and products sticky Market Position and Competitive Advantage » One of the largest non - affiliated, non - bank merchant acquirers in the U.S., currently ranked 27 th in the highly fragmented space » Operates in both the SMB market and the enterprise market, with an average processing volume of $415,000 per merchant Strong Financial Performance » Processing volume grew at a CAGR of 9.9% from FY2013 – LTM 6/30/16E » Net revenue grew at a CAGR of 8.0 % from FY2013 – LTM 6/30/16E » Adjusted EBITDA grew at a CAGR of 7.6% from FY2013 – LTM 6/30/16E Strong Free Cash Flow Generation » Strong FCF driven by adjusted EBITDA margins of ~25% and low capital expenditures » Free cash flow conversion historically consistently greater than 90% Skilled, Professional Management Team with Significant Industry Experience » Average of 20 years of industry experience » Formerly held positions at : Heartland Payment Systems, First Data, Global Cash Access, Visa, Allied Bancard , Bank of America, TD Bank, and Braintree (PayPal)

11 Differentiated and Sustainable Competitive Advantage Comprehensive, Value - Added Technology Platform Scalable for merchants of any size Full integration of the electronic payment process, from point - of - sale to payment processor to merchant’s ERP system Ease of business management for both merchants and ISOs Ultimate encryption and security, offering protection against data breaches and PCI compliance Superior customer support Market leading merchant retention ISO dependency on and appreciation for CardConnect systems Superior proprietary product offering and technology leadership Attractive platform to attract new merchants

II. Company Overview

Full Service Payments Platform for SMBs and Enterprises

SMB Business

cardconnect

- ✓ Simple online self-enrollment to accept payments
- ✓ iOS and Android app with reporting, transaction management and payment acceptance
- ✓ P2PE terminal, Virtual Terminal and integrated payment devices
- ✓ Developer-friendly APIs for direct gateway integration to ISVs and e-commerce
- ✓ Online account management tools with marketplace to add new products and services

Enterprise Business

- ✓ Leading provider of secure payment processing middleware for both Oracle, SAP, JD Edwards and other ERP systems
- ✓ Hosted SaaS model
- ✓ Patented point-to-point encryption (P2PE) and tokenization solutions
- ✓ P2PE hardware integration capabilities for card-present and card-not-present payment channels

CardConnect Bankcard Processing Volume

($ in bn)



21.5% CAGR
$13.2
$14.7
$17.1
$22.4
$28.7
2013
2014
2015
2016E
2017E

Enterprise Revenue

($ in 000s)



66.0% CAGR
$1,565
$2,629
$4,419
$7,126
$11,894
2013
2014
2015
2016E
2017E

13

Merchant Base

- **Growth in the merchant base has been achieved through new merchant signings and acquired portfolios**
  - The chart below shows organic merchant growth (Vanco is already included in all years)
- **Merchants typically possess 5-year contracts that stipulate pricing and service arrangement, with automatic 1-year renewals if not terminated**
- **Highly diversified by industry, geography, and individual merchant**
- **Strict risk tolerance parameters, only providing services to merchants CardConnect does not deem high-risk**

Merchant Diversification

	Bankcard Volume		% of Total	
SMB Merchant	**2014**	**2015**	**2014**	**2015**
	(US$ thousands)	(US$ thousands)		
Jamberry Nails	$132,702	$185,020	0.9%	1.1%
Echo Global Logistics	$50,000	$56,511	0.3%	0.3%
Draeger Medical Inc	$40,172	$56,425	0.3%	0.3%
Control 4	$42,654	$49,858	0.3%	0.3%
American Medical Depot	$24,771	$34,425	0.2%	0.2%
Mizuho	$25,509	$32,886	0.2%	0.2%
Primesport Inc	$22,610	$31,738	0.2%	0.2%
Dental Services Group	$23,869	$29,417	0.2%	0.2%
Title Boxing	$25,101	$28,155	0.2%	0.2%
Showclix, Inc.	$28,520	$26,210	0.2%	0.2%
Top 10	$415,907	$530,645	2.8%	3.2%
Top 50 SMB Merchants	$954,457	$1,127,998	6.5%	6.7%
Total	**$14,661,566**	**$16,745,819**	**100.0%**	**100.0%**

Merchant Growth



Total Merchants
New Merchants
59,205
57,397
61,792
66,792
13,345
12,405
19,329
2013
2014
2015
As of 6/30/16E

% of Volume by Industry



Restaurants 15%
Services, Professional 13%
Retail Stores 12%
Healthcare 11%
Wholesale 11%
Auto Repairs Dealers 10%
Services, Personal 4%
Retail Furniture 4%
Services, Contracted 3%
All Other (< 3%) 17%

% of Volume by Geography



NY 10%
CA 10%
FL 7%
PA 7%
TX 6%
IL 6%
MI 5%
NJ 4%
All Other (< 3%) 45%

14

cardconnect.

15 Merchant Retention Quarterly Merchant Attrition Monthly New Merchants ■ ~75% merchant retention rate and ~85% volume retention rate, in line with industry averages ─ Same - store - sales growth of ~6% helps mitigate merchant churn ─ Reasons for merchant churn primarily include closed businesses or no longer accepting cards (~35% of lost merchants ), while less than 4% left due to cost or service - related issues ■ New merchant addition rate far outstrips merchant churn ■ Merchant churn is lower for those who utilize multiple products and services, including Gateway 928 908 987 1086 993 959 895 1025 1265 1266 1004 1089 1097 1122 1308 1526 1617 1622 1644 1633 2140 2343 1750 1527 500 1000 1500 2000 2500 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec FY2014A FY2015A FY2015B Quarterly Net Volume Attrition 26.5% 26.4% 26.0% 25.8% 25.8% 25.8% 25.8% 26.4% 1.8% 1.6% 1.9% 2.5% 3.7% 4.8% 7.7% 11.3% 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 Total Merchant Attrition Merchant Attrition (Gateway) 15.2% 17.2% 14.7% 11.9% 13.3% 15.0% 16.6% 19.1% (4.0%) (5.1%) (11.0%) (10.8%) (8.2%) (6.2%) (3.0%) 2.8% 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 Net Volume Attrition Net Volume Attrition (Gateway)

SMB Merchant Distribution and Sales

cardconnect

Telesales / Direct Sales (SME)

- Started in 2012, the direct sales team sells into association-based merchants and small to medium enterprises
- Majority of merchants are B2B businesses
- Featured associations:

NDC

SW SouthWestern Association

The United Group

Integrated Partners (ISV)

- Software vendors partner with CardConnect to provide payment services to their merchant base
- Additionally, vendors utilize CardConnect's portfolio management and CardPoint tools to more easily onboard and track merchants gesture

DonorPro Power Your Purpose

SportsPilot

cvent

1099 Agents

- Current pipeline of over 100 New Agents
- Increase in new agent production driven by the release of core CardConnect products (Gateway and CardPointe)
  - Offers white-label capabilities;
  - CoPilot drives operational efficiencies
  - CardConnect University educates agents
  - Patented tokenization technology eliminates costly PCI audits

16

cardconnect.

Enterprise Merchant Distribution and Sales

- **CardConnect gained Enterprise scale solution and platform through PPS acquisition**
  - Internally developed payment card interface that removes ERP system from PCI scope
- **Offers solution to both SAP and Oracle customers, serving a large market opportunity that is currently underpenetrated**
- **Multi-channel distribution**
  - Indirect – Processor Referral Partners, ISVs, Oracle Consultants and Hosting Partners
  - Direct – Existing Oracle users
- **Consistent automated marketing**
  - Professional marketing campaigns
  - Channel specific value-add content across spectrum of internet touch points
- **Penetrate Oracle Management**
  - Market into Oracle management personnel
  - Objective to become standard in Oracle E-Business Suite Domain cardconnect

Key Markets Served

SAP	ORACLE
SAP ERP Solutions	Oracle eBusiness
Business One	JD Edwards

Representative Clients

AmeriGas – America's Propane Company; Bob's Discount Furniture; GE Energy; Social Security Administration; The Pampered Chef; Beachbody

Note: Actuals as of May 2015.

17

cardconnect.

CardConnect Suite of Products

A Full-Service Provider of Tools for Partners & Merchants

Portfolio Management	*Online Account Mgmt*	*Gateway*	*Security*	*ERP Middleware*
CoPilot	**CardPointe**	**SMB Gateway & API**	**CardSecure**	**CC SAP / Oracle**
▪ Digital merchant application, onboarding, risk monitoring, reporting and customer service ▪ Additionally, CoPilot provides tools to agents for portfolio management, commission processing and more	▪ Allows merchants to manage their account and view all payment processing data in one place with robust reporting and account alerts ▪ Marketplace - self-service portal to accessing add-on features, like Virtual Terminal, ACH and Mobile	▪ CardConnect's Gateway API allows for seamless integration for developers ▪ Virtual Terminal is an easy-to-use browser-based app for processing payments with interchange optimization, customer receipts and real-time reporting	▪ Proprietary PCI validated P2PE application ▪ Offers encryption and tokenization for payments running through the Gateway ▪ Merchants receive instant PCI compliance through CardConnect's patented technology and seamless integration	▪ CardConnect integrates information flow between ERP system and various points of customer interaction ▪ Ensures encryption for sensitive payment data travelling externally ▪ Automates the reconciliation of card-to-receipts
copilot	cardpointe		 cardsecure	SAP ORACLE
Released: June 2010	*Released: July 2014*	*Released: July 2014*	*Released: February 2012*	*Released: Q1 1999*

Full set of tools that streamline operations for CardConnect and Partners along with providing additional functionality to all merchant types

18

cardconnect.

Illustrative $100 transaction Payment Processing Economics 19 (1) Includes other fees such as batch header and statement fees, as well as third - party gateway and wireless fees. CardConnect earns approximately 46 or 21 bps on transactions processed by its merchants, depending on whether it is signed by the merchant directly or via an agent, respectively POINT OF SALE PROCESSING NETWORK Processing fees: ~ 54 bps Assessment fee: ~16 bps Interchange fee: ~18 0 bps Merchants Network Assoc. ~ 1 6 bps Issuing bank ~ 18 0 bps Agents /ISO Authorization $97. 50 $98.0 4 Authorization Settlement Fee ISSUING BANK ILLUSTRATIVE EXAMPLE Intervals of transaction Economic Breakdown Point of sale $100.00 Merchant acquirer / Agent (0.46) Sponsor Bank (0.01) Agents - Processor (1) (0.07) Network Association (0.16) Issuing Bank (1.80) Net proceeds to merchant $97.50 Merchant Acquirer ~ 46 bps Proces s or ~ 7 bps Sponsor Bank ~ 1 bps Commission Fees ~23 - 30 bps

Underwriting and Risk Management

- CardConnect underwrites all new merchants (guarantees it will process all credited payments to cardholders in the event a merchant declares bankruptcy or closes between the time the payment was accepted and credited back to the cardholder)
  - If this occurs, CardConnect must write-off the amount of the refund to the cardholder as a loss
  - If a merchant is still operating when a dispute occurs, CardConnect "charges back" the purchase price to the merchant
    - Occasionally, chargebacks are the result of merchant fraud, which is paramount to protect against
- Mitigates the amount of losses and chargebacks through a robust risk management practice, analyzing new merchant applications to assess the overall risk level by reviewing a number of criteria including industry, merchant history, tax information, and bank statements
- CardConnect maintains a low risk portfolio with no exposure to high-risk industries
- The results of CardConnect's strict underwriting procedures and risk parameters is best shown through its historic merchant losses, which are better than the industry average

Historical Merchant Losses



Merchant Losses (in $ thousands)
Merchant Losses (in bps)
0.92 0.78 0.98 1.22 1.14 0.77 0.77 1.19 1.02 1.47 1.32 1.23 1.27 0.77 0.75 0.92 0.62
$221 $188 $236 $294 $345 $260 $259 $398 $342 $548 $493 $469 $482 $320 $326 $411 $306
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16

20
cardconnect.

III. Industry Overview

Competitive Dynamics

- While scale matters in the industry, and the largest 10 processors account for the majority of the industry, there is still an additional $750 billion of processing volume beyond the top 10 processors
  - Consolidation through M&A activity has picked up recently, with the majority of deals focused on tech-oriented sales channels (e.g., integrated POS, gateways), vertical integration, and adding new lines of business
- Despite the top ten acquirers accounting for approximately 80% of the market share, the remaining market is large and growing, with room for many players – particularly those with a differentiated offering – to win
  - Industry estimates suggest that domestic purchase volume increased $312 billion (or ~9%) in 2014, which is 2x the total market share of the five largest ISOs

2014 Transaction Volume



$3,627
$312
$136
V/MA Total U.S. Purchase Volume
V/MA Total U.S. Purchase Volume Notional Growth
Top 5 U.S. ISOs

Competitive Landscape

- Key competitors to CardConnect in terms of size and scale include BluePay, Cayan, Priority Payments, First American Payment Systems, North American Bancard, Square, TMS and Transfirst
  - Several of the Company's main competitors, such as First American Payment Systems and Transfirst, have not invested as heavily in technology and offer their customers a weaker value proposition
  - Additionally, some competitors – such as Square – target micro merchants, so while they may have a larger portfolio of merchants, they have significantly less processing volume and their customer base presents greater risk
  - Whereas CardConnect's average volume per merchant is ~$400,000, Square has ~$11,000 per merchant
- Distribution is evolving to focus beyond pricing competition
  - The theme of technology-led sales is pulling along with it the theme of attaching business solutions to underlying payments
  - Examples of business solutions include security services, lending, analytics, CRM, ERP/order management, payroll/HCM, POS hardware/software, e-commerce enablement and facilitation of international expansion

22

Source: Nilson Report

cardconnect.

CardConnect's Competitive Landscape

$ in thousands

Company	Ownership	Bankcard Volume 2012	Bankcard Volume 2013	Bankcard Volume 2014	Bankcard Volume '12-'14 CAGR	Merchant Count 2012	Merchant Count 2013	Merchant Count 2014	Merchant Count '12-'14 CAGR	Commentary
CardConnect	FTV Capital	$11,525	$13,153	$14,661	12.8%	36,484	46,746	47,124	13.7%	Blended direct and sub-ISO distribution model Focused on integrated gateway solution Offers proprietary ISO/agent portal
BluePay	TA Associates	$5,300	$6,444	$6,983	14.8%	27,500	28,700	29,300	3.2%	~50% sub-ISO distribution model Focused on integrated software solution
First American Payments	Ontario Teachers Pension Plan	$10,898	$10,674	$11,033	0.6%	130,816	124,734	122,476	(3.2%)	Mostly sub-ISO distribution model Limited investment in technology
Harbortouch	Private	$7,693	$8,244	$8,676	6.2%	18,220	82,593	88,620	120.5%	All sub-ISO distribution model Proprietary integrated POS offering
North American Bancard	Private	$12,600	$13,895	$18,133	20.0%	197,224	305,582	394,126	41.4%	All sub-ISO distribution model Mobile payment offering serving micromerchants
Priority Payments	Comvest Partners	$16,177	$18,085	$19,795	10.6%	134,960	145,085	136,664	0.6%	All sub-ISO distribution model Focused on providing strong platform for sub-ISO managing their business
TMS	Private	$8,225	$8,950	$9,388	6.8%	103,376	103,270	96,452	(3.4%)	All sub-ISO distribution model
Transfirst (1)	Vista Equity Partners	$34,821	$39,288	$44,548	13.1%	195,688	209,301	223,799	6.9%	All sub-ISO distribution model Limited investment in technology

23

(1) Subject to a pending acquisition by Total System Services, Inc., announced January 26, 2016 cardconnect.

($ in millions, unless otherwise noted) Market Enterprise Valuation Multiples Stock Price Value Value Price / Earnings EV / EBITDA EV / Revenue Ticker 5/31/2016 ($ mm) ($ mm) 2016E 2017E 2016E 2017E 2016E 2017E Cielo S.A. BOVESPA:CIEL3 R$31.75 $16,726 $20,903 17.6x 15.7x 13.3x 11.9x 6.0x 5.5x First Data Corporation FDC $12.53 11,231 33,440 9.6 8.2 11.4 10.8 2.8 2.7 Vantiv, Inc. VNTV $53.77 10,581 13,854 20.4 18.1 15.4 14.1 7.5 6.9 Global Payments Inc. GPN $77.69 10,112 11,479 24.2 20.3 13.1 10.9 4.2 3.4 Total System Services, Inc. TSS $53.70 9,817 10,819 19.0 16.9 10.4 9.2 2.6 2.2 Worldpay Group plc LSE:WPG £2.77 7,980 10,033 25.2 22.3 15.9 14.0 6.3 5.8 Square, Inc. SQ $9.53 3,158 2,787 NM NM NM NM 8.7 6.6 Min 9.6x 8.2x 10.4x 9.2x 2.6x 2.2x Mean 19.3 16.9 13.3 11.8 5.4 4.7 Median 19.7 17.5 13.2 11.4 6.0 5.5 Max 25.2 22.3 15.9 14.1 8.7 6.9 Peer Analysis 24 As of 5/31/2016 (1) Based on exchange rate of 0.28 USD/BRL (2) Based on exchange rate of 1.44 USD/GBP (3) CardConnect EBITDA is adjusted for M&A and consolidation costs (1) (1) (2) (2) 2011 - 2015 Revenue CAGR EV/EBITDA (3) 2015 - 2017E Revenue CAGR 9.9% 11.1% 26.1% Peer Median Peer Mean CC 12.4% 27.1% 27.7% Peer Median Peer Mean CC 13.2x 11.1x 11.4x 8.9x 2016E Peer Median 2016E CC 2017E Peer Median 2017E CC

Domestic Bankcard Volume Continues to Grow at a Premium to Broader Retail Sales Domestic Card Market 25 Overview Payment Medium Wallet Share Bankcard Volume Growth to US PCE (1) Growth Multiples US Card Penetration Rates ▪ Domestic payment processing and service providers continue to benefit from the ongoing shift to electronic or card - based payments ▪ The opportunity lies in further penetration, small ticket and the micro/mobile merchant - There are up to 20 million casual merchants in the U.S. that do not accept card - based payments but could by converting a mobile phone or tablet into a card reader or cloud based payments • Similar to what PayPal did to the online space over 15 years ago • Square invented this market, and many players have followed suit - Represents a large revenue opportunity for merchant acquirers and networks alike • Providers include Square, Intuit, PayPal , PayAnywhere , as well as wholesales like mPowa and Roam Data (Ingenico ), while cloud - based payment enablers include Uber and Way2Ride • Cheaper and customized hardware/software make it increasingly affordable for SMEs to enjoy big merchant POS systems $3,096 $2,973 $2,926 $2,904 $2,610 $1,596 $3,436 $3,744 $4,149 $4,475 $4,822 $7,518 $989 $1,022 $1,095 $1,136 $1,349 $2,170 2009 2010 2011 2012 2013 2018E Total Paper Based Total Card Based Total Electronic Based CAGR (2013 - 2018) Total Paper Based Payments: (9.4%) Total Card Based Payments : 9.3% Total Electronic Based Payments: 10.0% Source: Wall street research (1) Personal Consumption Expenditures 9% 14% 19% 26% 28% 29% 29% 30% 25% 40% 52% 74% 77% 80% 81% 86% 1995 2000 2005 2010 2011 2012 2013 2014 % of PCE % of Non-Auto Retail Sales 2.1x 2.5x 2.3x 2.4x 1.1x 2.5x 2.1x 2.2x 2.2x 2.4x 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Average: 2.2x ($ in mm)

(1) The 2013 Federal Reserve Payments Study. Continued Move Towards Non - cash Payments Continued Shift Toward Non - Cash Payments 21% 39% 18% 15% 7% Credit Debit ACH Checks Prepaid Distribution of Non - cash Payments in 2012 (1) 26 ■ Business and consumer preferences have shifted dramatically from cash (checks) to electronic methods (Cards, ACH, etc.) over the past several years ■ Prepaid has gained a fair share of non - cash payment distribution in recent years due to a large number of the population still either unbanked (do not have a checking or savings account) or underbanked (have a checking and / or savings account, but use non - bank services) ■ Adoption of electronic payment methods for B2B payments has lagged that of C2B payments, but a majority of B2B payments are expected to be made by electronic methods Card methods (debit / credit) represent the highest percentage of non - cash payments

IV. Financial Overview

Summary Financials

$ in millions, unless otherwise noted	2013	2014	2015	2016E	2017E
Merchants (units)	***46,936***	***47,033***	***61,819***	***73,006***	***90,174***
Processing Volume					
Gateway	$ 29.0	$ 255.6	$ 1,837.4	$ 4,694.3	$ 8,881.4
Non-Gateway	$ 13,124.5	$ 14,406.0	$ 15,227.0	$ 17,744.1	$ 19,793.9
Bankcard Volume	***$ 13,153.4***	***$ 14,661.6***	***$ 17,064.4***	***$ 22,438.4***	***$ 28,675.4***
YoY Growth %		*11.5%*	*16.4%*	*31.5%*	*27.8%*
Revenue					
SMB Net Revenue	$ 96.1	$ 103.2	$ 114.5	$ 145.1	$ 179.4
Enterprise Revenue	1.6	2.6	4.4	7.1	11.9
Other Revenue	-	0.4	1.8	0.0	0.0
Total Net Revenue	***97.6***	***106.2***	***120.7***	***152.2***	***191.3***
YoY Growth %		*8.8%*	*13.6%*	*26.1%*	*25.6%*
Cost of Goods Sold					
Commissions	(41.3)	(44.8)	(50.8)	(62.8)	(81.6)
Processing Costs Other	(17.5)	(17.5)	(20.5)	(24.7)	(31.2)
Total Cost of Goods Sold	***(58.9)***	***(62.2)***	***(71.2)***	***(87.5)***	***(112.8)***
Gross Profit	***$ 38.8***	***$ 44.0***	***$ 49.5***	***$ 64.7***	***$ 78.4***
YoY Growth %		*13.5%*	*12.5%*	*30.8%*	*21.3%*
Total Operating Expenses	***(16.7)***	***(17.8)***	***(20.8)***	***(25.3)***	***(29.5)***
Opex as a % of Net Revenue	*17.1%*	*16.8%*	*17.3%*	*16.6%*	*15.4%*
Adjusted EBITDA (1)	***$ 22.1***	***$ 26.2***	***$ 28.6***	***$ 39.4***	***$ 49.0***
YoY Growth %		*18.5%*	*9.5%*	*37.5%*	*24.4%*
Margin %	*22.6%*	*24.6%*	*23.7%*	*25.9%*	*25.6%*

28

(1) Adjusted EBITDA is equal to EBITDA plus M&A and consolidation expense cardconnect.

(1) Adjusted EBITDA is equal to EBITDA plus M&A and consolidation expense 29 Net Revenue and Adjusted EBITDA Total Adjusted EBITDA (1) ($ in mm) Adjusted EBITDA/Net Revenue % Margin 22.6% 24.6% 23.7% 25.9% 25.6% Net Revenue 97.6 106.2 120.7 152.2 191.3 2013 2014 2015 2016E 2017E ($ in mm) $22.1 $26.2 $28.6 $39.4 $49.0 2013 2014 2015 2016E 2017E Net Revenue • 2013 – 2015 CAGR: 11.2% • 2015 – 2017E CAGR: 25.9% Total Adjusted EBITDA • 2013 – 2015 CAGR: 13.9% • 2015 – 2017E CAGR: 30.7%

30 Balance Sheet (1) (1) December 31 December 31 $ in millions 2014 2015 Assets Current Assets Cash 1.3$ 5.2$ Due from Networks - 6.9 Residuals Receivable 9.7 14.3 Accounts Receivable 1.5 3.0 Other Current Assets 4.3 4.8 Prepaid Expenses 1.1 1.0 Inventory 0.2 1.0 Total Current Assets 18.2 36.3 Fixed Assets 1.8 5.5 Leasing Equipment 0.7 0.6 Goodwill 31.5 40.2 Inangibles 55.1 61.2 Total Assets 107.3$ 143.9$ December 31 December 31 $ in millions 2014 2015 Liabilities and Equity Current Liabilities Accrued Residual Payments 4.6$ 5.6$ Accounts Payable 0.8 2.9 Deferred Revenue 0.9 1.4 Other Payables 0.5 0.6 Due to Merchants - 8.5 Bank Line of Credit - 2.4 Accrued Expenses 3.6 1.8 Total Current Liabilities 10.4 23.1 Other Liabilities 1.8 2.2 Long Term Debt 36.8 60.0 Total Liabilities 48.9 85.2 Stockholders' Equity 58.3 58.7 Total Liabilities and Equity 107.3$ 143.9$

31 Statement of Cash Flows $ in thousands, unless otherwise noted 2014 2015 Operating Activities Adjusted EBITDA $ 26.2 $ 28.6 Non-recurring (6.7) (2.7) Tax (0.1) (0.5) Interest (1.2) (1.2) Equipment Depreciation (COGS) 0.0 0.2 Due from Networks - (6.9) Receivables (0.3) (6.1) Other Current Assets (1.4) (0.8) Payables 0.9 3.2 Deferred Revenue (0.2) 0.5 Bank Line of Credit - 10.8 Accrued Expenses (0.1) 0.7 Other Liabilities 1.6 0.3 Net Cash from Operating Activities $ 18.8 $ 26.0 Investing Activities Purchase of Property and Equipment $ (0.3) $ (4.8) Leasing Equipment (0.2) (0.0) Change in ISO Advances (0.2) (0.3) Purchase Residuals (4.8) (6.8) Company Investments (0.9) (24.0) Other Investing Activities (0.4) (0.4) Other Intangibles (3.1) (2.8) Net Cash from Investing Activities $ (10.0) $ (39.0) Financing Activities Long Term Debt (borrowings) $ 1.1 $ 33.2 Long Term Debt (payments) (9.0) (10.0) Other Financing Activities 0.0 (3.6) Equity - (2.7) Net Cash from Financing Activities $ (7.9) $ 16.9 Cash, Begininng $ 0.3 $ 1.3 Change in Cash 1.0 3.8 Cash, Ending $ 1.3 $ 5.2

(1) Defined as Adjusted EBITDA less Capital Expenditures. 32 Credit Statistics Fixed Charge Coverage Ratio Senior Leverage Ratio 2.28x 2.00x 2.17x 2.21x 1.45x 2013A 2014A 2015A 2016P 2017P 1.66x 1.94x 1.75x 2.63x 3.54x 2013A 2014A 2015A 2016P 2017P Total PF Adjusted EBITDA • Projected to grow from $35.6 million in 2015 to $49.0 million in 2017 • 2015 – 2017 CAGR: 17.3% Debt • Senior debt projected to decline from $100.0 million as of close to $76.3 million in 2017 • Total debt projected to decline from $140.0 million as of close to $116.3 million in 2017 Capital Expenditures • Projected to be ~$1 million per annum Free Cash Flow (1) • Projected to grow from ~$31 million in 2015 to ~$48 million in 2017 Total Leverage Ratio 2.28x 2.00x 2.17x 3.23x 2.27x 2013A 2014A 2015A 2016P 2017P

V. Summary of Terms and Timeline

34 Summary of Key Terms Facilities:  $30 million Revolving Credit Facility (the “Revolver”)  $100 million Term Loan (the “Term Loan” and together with the Revolver, the “First - Lien Credit Facilities”) Revolver Sublimits:  $10 million for letters of credit  $5 million for swingline loans Accordion:  Up to $35 million Maturity:  Revolver & Term Loan: Five years from closing (2021) Security:  Revolver & Term Loan: A perfected, first - priority security interest in substantially all of the tangible and intangible assets Amortization:  Revolver: N/A  Term Loan: 5% in Year 1 and Year 2; 7.5% in Year 3 and Year 4; 10.0% In Year 5, with a bullet payment due at maturity ECF Sweep:  75% excess cash flow sweep, with a step - down to 50% at Total Leverage of less than 3.0x and to 25% at Total Leverage of less than 2.5x Pricing: Financial Covenants:  Minimum Fixed Charge Coverage Ratio of 1.25x  Maximum Senior Leverage Ratio of 3.50x, stepping down to 2.50x by June 2018  Maximum Total Leverage Ratio of 4.75x, stepping down to 3.50x by June 2019 Level Total Leverage Ratio LIBOR Margin Base Rate Margin Commitment Fee IV > 4.00x 350 bps 250 bps 50 bps III > 3.25x & < 4.00x 300 bps 200 bps 45 bps II > 2.50x & < 3.25x 250 bps 150 bps 40 bps I < 2.50x 200 bps 100 bps 35 bps

35 Timeline June 2016 July 2016 S M T W T F S S M T W T F S 1 2 3 4 1 2 5 6 7 8 9 10 11 3 4 5 6 7 8 9 12 13 14 15 16 17 18 10 11 12 13 14 15 16 19 20 21 22 23 24 25 17 18 19 20 21 22 23 26 27 28 29 30 24 25 26 27 28 29 30 31 Market Holiday Key Date Date Event June 21, 2016 Lender Meeting July 7, 2016 Commitments due July 15, 2016 Close & fund

Q

&A